

September 12, 2003

By Facsimile
0015 1 202 942 9624
35 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



03032011

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX re: **Appendix 4E and Financial Report**

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

12 September 2003

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir,

Re: APPENDIX 4E AND FINANCIAL REPORT
Year Ended 30 June 2003

Enclosed is the Appendix 4E Preliminary Final Report and accompanying Financial Report for the year ended 30 June 2003.

Further to its announcement on 17 July 2003 the company advises that the notice of general meeting and accompanying independent expert's report is in the process of completion. The company currently anticipates issuing these documents to shareholders by the end of the month and the general meeting being held in late October.

By order of the Board.

R.A. PULLIA
COMPANY SECRETARY

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0400 FAX +61-3- 8558 0484
email: tny@tennyson.com.au website: www.tennyson.com.au

Appendix 4E *Rule 4.3A*

Preliminary Final Report

Period ending 30 June 2003

TENNYSON NETWORKS LTD
ABN 98 009 805 298

1. Details of the reporting period and the previous corresponding period.

The current reporting period is 1 July 2002 to 30 June 2003.
The previous corresponding period is 1 July 2001 to 30 June 2002.

2. Results for announcement to the market

2.1 The amount and percentage change up or down from the previous corresponding period of revenue from ordinary activities

Revenues from ordinary activities	down	36.2%	to	$1,803,564

2.2 The amount and percentage change up or down from the previous corresponding period of profit (loss) from ordinary activities after tax attributable to members.

Profit (loss) from ordinary activities after tax attributable to members	down	34.4%	to	($3,201,120)

2.3 The amount and percentage change up or down from the previous corresponding period of net profit (loss) for the period attributable to members.

Net profit (loss) for the period attributable to members	down	34.4%	to	($3,201,120)

2.4 It is not proposed to pay dividends

2.5 The record date for determining entitlements to the dividends -not applicable

2.6 Explanation of figures –not applicable

3. Statement of Financial Performance –refer attached Financial Report

4. Statement of Financial Position –refer attached Financial Report

5. Statement of Cash Flows –refer attached Financial Report

6. Details of individual dividends and payment dates –not applicable

7. Details of any dividend or distribution reinvestment plans in operation –not applicable

8. Statement of accumulated losses -refer attached Financial Report, Note 20 Accumulated Losses

9. Net tangible assets

	Current Period	Previous corresponding Period
Net tangible asset backing per ordinary security	(0.25) cents	1.45 cents

10. Control gained over entities having a material effect – refer attached Financial Report, Note 30(c) Acquisition of Business / Controlled Entity

11. Details of associates and joint ventures – not applicable

12. Significant information – refer attached Financial Report

13. Foreign entities – not applicable

14. Commentary on the results for the period – refer attached Financial Report

15. This report is based on accounts which are in the process of being audited

R. A. Pullia
Company Secretary

Date: 12 September 2003

TENNYSON NETWORKS LIMITED

(ABN 98 009 805 298)

FINANCIAL REPORT

YEAR ENDED 30 June 2003

REVIEW AND RESULTS OF OPERATION

Sales revenue for the year ended 30 June 2003 was $1,780,284 compared to $2,500,060 in the previous corresponding period, a reduction of $719,776. The consolidated entity's loss, after income tax, for the year ended 30 June 2003 was $3,201,120, a reduction of $1,680,751 on the previous corresponding period's loss of $4,881,871.

During the 2003 financial year, the difficult trading environment in the telecommunications and technology sector continued to impact on the consolidated entity. The lower sales in 2003 also reflect the reduced marketing activity in the second half of the year when the SOX business was to be sold and the restrictions placed on the business due to tighter management of working capital. In response, the consolidated entity continued to focus on reducing its costs.

In an effort to broaden its product range and provide sustainable revenue and profit growth, the consolidated entity also investigated acquisition opportunities.

The consolidated entity acquired the New Zealand-based Data Services division of Ericsson Communications Limited. This business, renamed Datareach, designs, markets and supports a range of high-speed broadband internet products for international markets. Datareach has a range of products that are ideally suited to take advantage of the rapid global uptake of broadband, always-on fast internet.

The effective date of acquisition was 1 January 2003 and settlement was completed on 30 June 2003. However, in accordance with applicable accounting standards, the financial results of the Datareach business for the six months ended 30 June 2003 have not been included in the financial report.

Datareach performed well in the six-month period, recording sales of $8,015,000, a gross margin of $3,748,000 and earnings before interest, tax and acquisition costs of $2,472,000.

During the year the consolidated entity raised $937,000 from the issue of shares for working capital and debt repayment purposes. On 17 July 2003 the consolidated entity announced a $10 million capital raising. This capital injection comprised an initial $224,000 placement to private investors and, subject to the approval of shareholders at a general meeting, a proposed $9.776 million placement to Neoside Pty Ltd, pursuant to a Subscription Agreement executed with that company by the consolidated entity.

STATEMENT OF FINANCIAL PERFORMANCE

YEAR ENDED 30 June 2003

	Notes	Consolidated		Parent	
		2003 $	2002 $	2003 $	2002 $
Sales Revenue	2	1,780,284	2,500,060	-	-
Cost of Sales		(990,528)	(1,264,427)	-	-
Gross Profit		789,756	1,235,633	-	-
Other Revenue from ordinary activities	2	23,280	328,693	9,363	84,808
Distribution Expenses		(21,023)	(20,561)	-	-
Sales, Marketing and Support Expenses		(1,020,188)	(1,301,088)	-	-
Occupancy Expenses		(135,688)	(165,072)	-	(10,527)
Administrative Expenses		(1,305,889)	(1,290,534)	(477,267)	(325,168)
Product Improvement Expenses		(924,748)	(1,028,719)	-	-
Borrowing Costs	3	(48,346)	(135,366)	(36,755)	(101,168)
Other Expenses from ordinary activities	3	(558,274)	(2,504,857)	(1,638,135)	(5,448,080)
Loss from Ordinary Activities Before Income Tax Expense	5	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Income Tax Expense Relating to Ordinary Activities	5	-	-	-	-
Loss from Ordinary Activities After Income Tax Expense		(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Net Loss attributable to members of Tennyson Networks Ltd		(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Net exchange difference on translation of overseas controlled entity	19	(11,544)	-	-	-
Share issue costs	17	(26,480)	(371,142)	(26,480)	(371,142)
Total revenues, expenses and valuation adjustments attributable to members of Tennyson Networks Ltd and recognised directly in equity		(38,024)	(371,142)	(26,480)	(371,142)
Total changes in equity other than those resulting from transactions with owners as owners attributable to members of Tennyson Networks Ltd		(3,239,144)	(5,253,013)	(2,169,274)	(6,171,277)
Basic & diluted earnings per share - cents per share (loss)	4	(2.25)	(5.15)		

The accompanying notes form an integral part of this Statement of Financial Performance.

STATEMENT OF FINANCIAL POSITION

AT 30 June 2003

	Notes	Consolidated		Parent	
		2003	2002	2003	2002
		$	$	$	$
Current Assets					
Cash Assets	30	84,993	533,265	313	409,687
Receivables	6	329,094	1,015,244	-	9,590
Inventories	7	1,015,365	1,572,930	-	-
Other Current Assets	8	24,674	58,498	5,368	33,758
Total Current Assets		1,454,126	3,179,937	5,681	453,035
Non-Current Assets					
Receivables	9	-	-	495,490	124,864
Other Financial Assets	10	-	-	2	2
Property, Plant and Equipment	11	599,967	105,571	-	-
Other	12	-	-	-	-
Total Non-Current Assets		599,967	105,571	495,492	124,866
Total Assets		2,054,093	3,285,508	501,173	577,901
Current Liabilities					
Payables	13	1,115,793	1,144,451	400,566	165,760
Interest-Bearing Liabilities	14	972,097	-	915,740	-
Provisions	15	338,752	216,044	30,000	25,000
Total Current Liabilities		2,426,642	1,360,495	1,346,306	190,760
Non-Current Liabilities					
Provisions	16	31,737	27,155	-	-
Total Non-Current Liabilities		31,737	27,155	-	-
Total Liabilities		2,458,379	1,387,650	1,346,306	190,760
Net Assets/(Liabilities)		(404,286)	1,897,858	(845,133)	387,141
Equity					
Contributed Equity	17	36,437,639	35,527,119	36,437,639	35,527,119
Reserves	19	(1,544)	10,000	10,000	10,000
Accumulated Losses	20	(36,840,381)	(33,639,261)	(37,292,772)	(35,149,978)
Total Equity/(Deficit)		(404,286)	1,897,858	(845,133)	387,141

The accompanying notes form an integral part of this Statement of Financial Position.

STATEMENT OF CASH FLOWS

YEAR ENDED 30 June 2003

	Notes	Consolidated		Parent	
		2003 $	2002 $	2003 $	2002 $
Cash Flows from Operating Activities					
Receipts from Customers		2,308,560	1,976,862	-	-
Payments to Suppliers & Employees		(3,713,063)	(7,262,357)	(347,205)	(723,273)
Interest Received		7,854	64,673	6,815	63,706
Other Income		13,699	254,020	12,137	1,512
Interest Paid		(48,346)	(135,366)	(36,755)	(101,168)
Net Cash Flows used in Operating Activities	30b	(1,431,296)	(5,102,168)	(365,008)	(759,223)
Cash Flows from Investing Activities					
Payments for property, plant and equipment		(53,306)	(70,893)	-	(5,110)
Proceeds on disposal of equipment		1,727	10,000	-	10,000
Payment for Data Services business		(848,014)	-	-	-
Loans to controlled entities		-	-	(1,870,626)	(4,524,864)
Net Cash Flows used in Investing Activities		(899,593)	(60,893)	(1,870,626)	(4,519,974)
Cash Flows from Financing Activities					
Proceeds from Share Plan Participants		537,000	-	537,000	-
Proceeds from issue of shares		400,000	6,454,848	400,000	6,454,848
Payment of share issue expenses		(26,480)	(371,142)	(26,480)	(371,142)
Proceeds from borrowings		1,565,408	500,000	1,465,740	500,000
Repayment of borrowings		(593,311)	(1,000,000)	(550,000)	(1,000,000)
Repayment of Hire Purchase and Leases		-	(7,860)	-	-
Net Cash Flows used in Financing Activities		1,882,617	5,575,846	1,826,260	5,583,706
Net (Decrease)/Increase in cash held		(448,272)	412,785	(409,374)	304,509
Cash at beginning of Financial Year		533,265	120,480	409,687	105,178
Cash at end of Financial Year	30a	84,993	533,265	313	409,687

The accompanying notes form an integral part of this Statement of Cash Flows.

NOTES TO THE FINANCIAL STATEMENTS

1. Statement of Significant Accounting Policies

(a) Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The financial statements have been prepared on the basis of historical costs and, except where stated, do not take into account changing money values or current valuations of non-current assets.

The financial report of the consolidated entity has been prepared on the going concern basis. The ability of the consolidated entity to continue as a going concern is dependent on shareholder approval of the recapitalisation of the consolidated entity as described in Note 32, Subsequent Events.

(b) Changes in Accounting policies

The accounting policies adopted are consistent with those of the previous year except for the accounting policies with respect to employee benefits and provisions, contingent liabilities and contingent assets.

Employee Benefits
The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002.

The liability for wages and salaries and annual leave is now calculated using the remuneration rates the company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

There was no material change to the consolidated financial report as at 1 July 2002 as a result of this change.

(c) Principles of Consolidation

The consolidated financial statements comprise the financial statements of the company, being the parent entity, and its controlled entities in accordance with Accounting Standard AASB 1024 (Consolidated Accounts). The financial statements of controlled entities are included in the consolidated financial statements from the date control commences until the date control ceases.

Investments in controlled entities are carried in the financial statements of the company at the lower of cost and recoverable amount.

In preparing the financial statements all balances and transactions between entities included in the consolidated entity have been eliminated.

(d) Revenue Recognition

Revenue is recognised when goods have been dispatched to a customer pursuant to a sales order, and the associated risks have passed to the carrier or customer.

(e) Foreign Currency Translation

The financial statements of overseas controlled entities which are classified as self-sustaining are converted to Australian currency at balance date using the current rate method as set out in Accounting Standard AASB 1012 (Foreign Currency Translation). Any exchange gains/losses arising from the effect of currency fluctuations on these investments are taken directly to the exchange fluctuations reserve on consolidation.

(f) Taxes

General

The financial statements apply the principles of tax-effect accounting. The income tax expense in the Statement of Financial Performance represents the tax on the pre-tax accounting profit adjusted for income or expense never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and the future income tax benefit include the tax effect of differences between income and expense items recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The future tax benefit relating to tax losses is not carried forward as an asset unless the realisation of such benefits can be regarded as being virtually certain.

Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an expense item.

Receivables and payables are stated with the amount of GST included.

Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authority are classified as operating cash flows.

(g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost is assigned on an average cost basis.

(h) Recoverable Amounts of Non-Current Assets

All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Recoverable amounts are determined by using cash flows that are not discounted to present values.

(i) Leased Assets

Assets acquired under finance leases are capitalised and amortised over the expected useful life of the asset. Lease payments are allocated between interest expense and reduction in the lease liability.

Operating lease assets are not capitalised and, except as described below, rental payments are charged against profit from ordinary activities in the period in which they are incurred. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

(j) Property, Plant and Equipment

Property, plant and equipment are measured at cost.

Depreciation and Amortisation

Depreciation is provided for on a straight-line basis on all property, plant and equipment over a period of between 3 and 5 years. Leasehold improvements are amortised over the period of the lease term.

(k) Research and Development Costs

Research and development costs relating to the development of new products are deferred to future periods to the extent that future benefits are expected, beyond any reasonable doubt, to equal or exceed those costs and any future costs necessary to give rise to the benefits.

Such deferred costs are amortised over future accounting periods not exceeding 3 years in order to match the costs with related benefits on the basis of expected future sales. In the current financial year costs incurred in development work primarily relate to improvements made in the functionality and features of existing products. Accordingly those costs are expensed as incurred.

Research and development grants are brought to account when received.

(l) Employee Entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Wages, salaries and annual leave

Liabilities for employee entitlements such as wages, salaries and annual leave and any other current employee entitlements are calculated at nominal amounts to cover accumulated entitlements at balance date based on remuneration wage and salary rates that the company expects to pay including oncosts.

Liabilities for employee entitlements include, where appropriate, forecast future increases in wages and salaries, grossed up for oncosts, and are based on the consolidated entity's experience with staff departures.

Long Service Leave

Liabilities relating to long service leave have been calculated to represent the present value of estimated future cash outflows discounted to balance date.

Liabilities which are not expected to be settled within twelve months are discounted using the rate attaching to those national government securities which closely match the terms of maturity of the related entitlement.

(m) Employee Share and Option Ownership Plans

Certain employees are entitled to participate in share and option ownership plans. The details of these plans are described in Note 23. No remuneration expense is recognised in respect of employee shares and options issued.

(n) Contributed Equity

Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

(o) Receivables

Trade receivables are initially recorded at the amount of the contracted sales proceeds.

Provision for doubtful debts is recognised to the extent that recovery of the outstanding receivable balance is considered less than likely. Any provision established is based on a review of all outstanding amounts at balance date. A specific provision is maintained for identified doubtful debts, and a general provision is maintained in respect of receivables which are doubtful of recovery but which have not been specifically identified.

(p) Earnings per share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends) and preference share dividends;
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result form the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(q) Borrowing Costs

Borrowing costs are expensed as incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale.

(r) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity. Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis. Deferred cash settlements are recognised at the present value of the outstanding consideration payable on the acquisition of an asset discounted at prevailing commercial borrowing rates.

(s) Interest Bearing Liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

(t) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation. A provision for warranty is recognised for all products under warranty at the reporting date based on sales volume and past experience of the level of repairs and returns.

(u) Comparatives

Where necessary, comparative information has been reclassified to achieve consistency in disclosure with changes in presentation in the current year.

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
2. Revenue from ordinary activities				
Included in the loss from ordinary activities for the year are the following items of operating revenue				
Revenue from Operating Activities				
Revenue from sale of products	1,780,284	2,500,060	-	-
Revenue from non-operating activities				
Interest - other persons /corporations	7,854	64,673	6,815	63,706
Proceeds on disposal of property, plant and equipment	1,727	10,000	-	10,000
Other revenue	13,699	254,020	2,548	11,102
	23,280	328,693	9,363	84,808
Total Revenues from ordinary activities	1,803,564	2,828,753	9,363	84,808

3. Expenses and losses/(gains)

Loss from ordinary activities before income tax for the year has been determined after charging the following specific items.

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Charges				
Borrowing Costs:				
Interest-other persons/corporations	34,081	29,747	27,390	-
Interest-directors & director-related entities	7,417	48,941	7,417	48,941
Charges-other persons/corporations	6,848	6,678	1,948	2,227
Charges- directors & director-related entities	-	50,000	-	50,000
Total Borrowing Costs	48,346	135,366	36,755	101,168

3. Expenses and losses/(gains) [continued]

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Other Expenses:				
Depreciation				
- Leasehold improvements	2,743	860	-	-
- Plant and equipment	71,927	78,743	-	2,600
Amortisation of leased assets	-	9,962	-	-
Net cost of assets sold	1,682	26,611	-	26,611
Management fees paid	-	186,459	-	186,459
Provision for employee entitlements	(20,996)	19,729	-	(11,180)
Decrement in value of inventories	334,697	-	-	-
Other operating expenses	193,221	251,083	138,135	243,590
R&D costs written off	-	2,045,584	-	-
Bad debts written off	-	177,783	-	-
Doubtful debts expense/(written back)	(25,000)	(291,957)	1,500,000	5,000,000
Total Other Expenses	558,274	2,504,857	1,638,135	5,448,080
Net (gain) / loss from disposal of property, plant and equipment	(45)	16,611	-	16,611

4. Earnings per Share

	Consolidated	
	2003	2002
Net loss used in the calculation of basic and diluted earnings per share ($)	3,201,120	4,881,871
Basic and Diluted Earnings Per Share		
- cents per share (loss)	(2.25)	(5.15)
Weighted average number of shares used in Basic Earnings Per Share	142,543,488	94,789,892

All potential ordinary shares, being options to acquire ordinary shares and conversion of notes into shares, are not considered dilutive as the exercise of the options or conversion of notes would not decrease the basic loss per share.

5. Income Tax

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Income Tax Expense				
Loss from Ordinary Activities	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Prima facie income tax benefit thereon at 30%	(960,336)	(1,464,561)	(642,838)	(1,740,041)
Tax effect of permanent and other differences:				
Non deductible expenses	41,041	1,038	23,300	478
	(919,295)	(1,463,523)	(619,538)	(1,739,563)
Future income tax benefit not brought to account				
- Tax losses	906,447	946,067	158,674	250,045
- Timing differences	12,848	517,456	460,864	1,489,518
Total Tax Benefit	-	-	-	-

At 30 June 2003, Tennyson Networks Ltd had estimated carried forward tax losses of $5,041,973 (2002: $4,513,059). The benefit of these losses of $1,512,592 (2002: $1,353,918) has not been brought to account, as realisation is not virtually certain.

At 30 June 2003, Tennyson Networks Ltd and its controlled entities have estimated carried forward Australian income tax losses of $24,152,327 (2002: $21,130,838). The benefit of these losses of $7,245,698 (2002: $6,339,251) has not been brought to account, as realisation is not virtually certain.

These benefits will only be obtained if:

(a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;

(b) the conditions for deductibility imposed by tax legislation continue to be complied with; and

(c) no changes in tax legislation adversely affect the consolidated entity realising the benefit.

Tax consolidation

Effective 1 July 2002, for the purposes of income taxation, Tennyson Networks Limited and its 100% owned subsidiaries have formed a consolidated group. The head entity of the tax consolidated group is Tennyson Networks Limited.

6. Receivables (Current)

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Trade Debtors (a)	195,141	906,624	-	-
Less: Provision for doubtful debts	(75,000)	(100,000)	-	-
Net Trade Debtors	120,141	806,624	-	-
Other Debtors	208,953	208,620	-	9,590
Net Other Debtors	208,953	208,620	-	9,590
Total Current Receivables	329,094	1,015,244	-	9,590

(a) Amounts receivable in foreign currency disclosed in Note 31(c).

7. Inventories (Current)

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Components - at cost	845,897	585,650	-	-
Finished Goods - at cost	717,284	1,235,096	-	-
Less: Provision for diminution in value	(547,816)	(247,816)	-	-
Total Inventories at Lower of Cost and Net Realisable Value	1,015,365	1,572,930	-	-

8. Other Current Assets

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Prepayments	24,674	58,498	5,368	33,758

9. Receivables (Non-Current)

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Non-trade amounts owing by wholly owned controlled entities (a)	-	-	29,995,490	28,124,864
Less: Provision for diminution	-	-	(29,500,000)	(28,000,000)
Total Non-Current Receivables	-	-	495,490	124,864

(a) The recoverability of this amount is dependent upon the further development, sales and marketing of a controlled entity's telecommunications technology.

10. Other Financial Assets (Non-Current)

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Shares in controlled entities (refer Note 22)	-	-	2	2
Total Other Financial Assets	-	-	2	2

11. Property, Plant & Equipment

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
Leasehold Improvements				
Cost				
Opening Balance	31,751	23,441	-	-
Additions	-	8,310	-	-
Closing Balance	31,751	31,751	-	-
Accumulated Amortisation				
Opening Balance	(24,301)	(23,441)	-	-
Amortisation for the year	(2,743)	(860)	-	-
Closing Balance	(27,044)	(24,301)	-	-
Net Book Value	4,707	7,450	-	-
Plant and Equipment				
Cost				
Opening Balance	802,759	818,013	-	72,727
Additions	53,306	62,583	-	5,110
Disposals	(23,899)	(77,837)	-	(77,837)
Acquisitions	517,442	-	-	-
Closing Balance	1,349,608	802,759	-	-
Accumulated Depreciation				
Opening Balance	(704,638)	(677,122)	-	(48,627)
Depreciation for the year	(71,927)	(78,743)	-	(2,600)
Disposals	22,217	51,227	-	51,227
Closing Balance	(754,348)	(704,638)	-	-
Net Book Value	595,260	98,121	-	-
Plant and Equipment under lease				
Cost				
Opening Balance	127,092	127,092	-	-
Closing Balance	127,092	127,092	-	-
Accumulated Depreciation				
Opening Balance	(127,092)	(117,130)	-	-
Depreciation for the year	-	(9,962)	-	-
Closing Balance	(127,092)	(127,092)	-	-
Net Book Value	-	-	-	-
Total Property, Plant and Equipment	599,967	105,571	-	-

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$

12. Other Non-Current Assets

Deferred Research and Development Costs

	2003 $	2002 $	2003 $	2002 $
- Deferred research and development costs - opening	14,453,847	14,453,847	-	-
- Deferred research and development costs incurred during the year	-	-	-	-
- Deferred research and development costs - closing	14,453,847	14,453,847	-	-
- Accumulated amortisation - opening	(14,453,847)	(12,408,263)	-	-
- Amortisation of R & D costs	-	-	-	-
- Deferred costs written off	-	(2,045,584)	-	-
- Accumulated amortisation - closing	(14,453,847)	(14,453,847)	-	-
Net Deferred Research & Development Costs	-	-	-	-

13. Payables (Current)

		2003 $	2002 $	2003 $	2002 $
Trade Creditors and Accruals - unsecured		592,186	768,046	180,629	31,906
Other Creditors		269,612	299,757	24,699	57,206
Amounts payable to directors and director-related entities	Refer Note 28	253,995	76,648	195,238	76,648
Total Current Payables		1,115,793	1,144,451	400,566	165,760

14. Interest-Bearing Liabilities (Current)

	2003 $	2002 $	2003 $	2002 $
Secured				
Line of Credit (a)	56,357	-	-	-
Unsecured				
Loans from directors and director-related entities (b)	915,740	-	915,740	-
Total Interest Bearing Liabilities	972,097	-	915,740	-

14. Interest-Bearing Liabilities (Current) [continued]

(a) This facility is secured by a registered debenture over the all of the Company's assets and was fully drawn at balance date.

(b) During the year Messrs E M Barry, R W Leighton, H C Parker and R W Woss advanced unsecured loans to the Company. At balance date an aggregate amount of $915,740 remains outstanding – refer Note 28.

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
15. Provisions (Current)				
Auditors' Fees	30,000	25,000	30,000	25,000
Employee Entitlements	258,752	141,044	-	-
Product Warranties	50,000	50,000	-	-
Total Current Provisions	338,752	216,044	30,000	25,000

16. Provisions (Non-Current)

Employee Entitlements	31,737	27,155	-	-
Total Non Current Provisions	31,737	27,155	-	-

17. Contributed Equity

Ordinary Shares	36,437,639	35,527,119	36,437,639	35,527,119

	No. of Ordinary Shares	
	2003	2002
Movement in issued shares for the year:		
Opening number of shares	130,733,625	44,245,192
Issued during the year (a)	31,233,333	58,760,135
Options converted during the year (b)	-	1,100,000
Convertible notes converted during the year (c)	-	26,628,298
Closing Number of Shares	161,966,958	130,733,625

During the year transaction costs arising from contributed equity was $26,480 (2002: $371,142).

17. Contributed Equity [continued]

	No. of Ordinary Shares 2003	2002
(a) Issued during the year:		
On 6 December 2002, issue of 4,166,668 fully paid ordinary shares at an issue price of $0.03 per share	4,166,668	-
On 17 January 2003, issue of 13,733,332 fully paid ordinary shares at an issue price of $0.03 per share	13,733,332	-
On 1 April 2003, issue of 13,333,333 fully paid ordinary shares at an issue price of $0.03 per share	13,333,333	-
On 16 August 2001, issue of 42,396,500 fully paid ordinary shares at an issue price of $0.11 per share	-	42,396,500
On 22 November 2001, issue of 908,967 fully paid ordinary shares at an issue price of $0.11 per share	-	908,967
On 15 January 2002, issue of 454,668 fully paid ordinary shares at an issue price of $0.11 per share	-	454,668
On 30 May 2002, issue of 15,000,000 fully paid ordinary shares at an issue price of $0.04 per share	-	15,000,000
	31,233,333	58,760,135
(b) Options converted during the year:		
Conversion of options exercisable at $0.0375 on or before 15 June 2002	-	1,100,000
	-	1,100,000
(c) Convertible Notes converted during the year:		
Conversion of convertible notes at $0.0428	-	7,703,081
Conversion of convertible notes at $0.0354	-	18,925,217
	-	26,628,298

(d) Terms and Conditions of Contributed Equity:

Ordinary shares have the right to receive dividends as declared, and, in the event of winding up the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

18. Other Equity Instruments

	Number of Options	
	2003	2002
Options to acquire shares in Tennyson Networks Ltd		
a) Employee Share Option Plan		
On issue at beginning of year		
Exercisable at $0.60 on or before 16 December 2001	-	259,750
Exercisable at $1.00 on or before 30 June 2004	40,000	185,000
Exercisable at $1.05 on or before 30 June 2004	5,000	5,000
Exercisable at $0.70 on or before 1 November 2004	60,000	259,000
Exercisable at $0.04 on or before 27 November 2005	1,260,000	-
Exercisable at $0.05 on or before 19 March 2006	500,000	-
	1,865,000	708,750
Issued during the year		
Exercisable at $0.04 on or before 27 November 2005	-	1,460,000
Exercisable at $0.05 on or before 19 March 2006	-	500,000
Exercisable at $1.00 on or before 30 June 2006		
	-	1,960,000
Cancelled during the year		
Exercisable at $0.60 on or before 16 December 2001	-	(259,750)
Exercisable at $1.00 on or before 30 June 2004	-	(145,000)
Exercisable at $0.70 on or before 1 November 2004	(15,000)	(199,000)
Exercisable at $0.04 on or before 27 November 2005	(110,000)	(200,000)
	(125,000)	(803,750)
Outstanding at Balance Date	1,740,000	1,865,000
Cancelled subsequent to balance date		
Exercisable at $1.00 on or before 30 June 2004	(10,000)	-
Exercisable at $0.04 on or before 27 November 2005	(50,000)	-
	(60,000)	-
Outstanding at Date of Directors' Report	1,680,000	1,865,000

18. Other Equity Instruments [continued]

b) Other Options

	Number of Options 2003	2002
On issue at beginning of year		
Exercisable at $0.11 on or before 15 June 2002	-	1,100,000
Exercisable at $0.11 on or before 31 December 2003	4,700,000	-
	4,700,000	1,100,000
Issued during the year		
Exercisable at $0.11 on or before 31 December 2003	-	4,700,000
Exercisable at $0.10 on or before 12 July 2003 (a)	7,500,000	-
Exercisable at $0.10 on or before 12 July 2004 (b)	10,000,000	-
	17,500,000	4,700,000
Exercised during the year		
Exercisable at $0.11 on or before 15 June 2002	-	(1,100,000)
	-	(1,100,000)
Cancelled during the year		
Exercisable at $0.11 on or before 31 December 2003	(2,700,000)	-
	(2,700,000)	-
Outstanding at Balance Date	19,500,000	4,700,000
Issued subsequent to balance date		
Exercisable at $0.10 on or before 12 July 2003 (a)	-	7,500,000
Exercisable at $0.10 on or before 12 July 2004 (b)	-	10,000,000
	-	17,500,000
Cancelled subsequent to balance date		
Exercisable at $0.10 on or before 12 July 2003 (a)	(7,500,000)	-
	(7,500,000)	-
Outstanding at Date of Directors' Report	12,000,000	22,200,000

Key Terms and conditions of other options:

(a) An issue of 7,500,000 options, at nil consideration, expiring on 12 July 2003 at an exercise price of $0.10 to the placement investors to whom shares were issued on 30 May 2002.

(b) An issue of 10,000,000 options, at nil consideration, expiring on 12 July 2004 at an exercise price of $0.10, to the holders of secured convertible notes that were issued on 15 July 2002.

		Consolidated		Parent	
		2003	2002	2003	2002
		$	$	$	$
19. Reserves					
Capital	(a)	10,000	10,000	10,000	10,000
Foreign Currency Translation	(b)	(11.544)	-	-	-
		(1,544)	10,000	10,000	10,000

Movements in Reserves

(a) Capital

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Balance at end of year	10,000	10,000	10,000	10,000

(b) Foreign Currency Translation

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Balance at beginning of year	-	-	-	-
Exchange fluctuation on translation of overseas controlled entity	(11,544)	-	-	-
Balance at end of year	(11,544)	-	-	-

20. Accumulated Losses

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Accumulated Losses at the Beginning of the Financial Year	(33,639,261)	(28,757,390)	(35,149,978)	(29,349,843)
Loss from Ordinary Activities after related income tax expense	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Accumulated Losses at the End of the Financial Year	(36,840,381)	(33,639,261)	(37,292,772)	(35,149,978)

21. Expenditure Commitments

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
	$	$	$	$
Operating leases (non - cancellable)				
Not later than one year	69,650	-	-	-
Later than one year but not later than five years	139,300	-	-	-
Later than five years	-	-	-	-
Total Operating Lease Commitments	208,950	-	-	-

Operating Lease commitments relates to lease of a building.

22. Investment in Controlled Entities

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of all controlled entities are the same as that of the parent entity.

	Cost of Parent Entity's Interest 2003	Cost of Parent Entity's Interest 2002	Equity Holding 2003	Equity Holding 2002
	$	$	%	%
Controlled Entities				
Tennyson Technologies Pty Ltd	2	2	100	100
Datareach Limited (a)	1	-	100	-
Tennyson Networks Limited (b)	-	3	-	100
	3	5		

(a) Tiari Holdings Limited, a New Zealand non-operating company, was acquired by Tennyson Technologies Pty Ltd on 5 February 2003. It was renamed Datareach Limited on 9 April 2003 and acquired certain assets and liabilities of the Data Services business of Ericsson Communications Limited on 30 June 2003.

(b) Tennyson Networks Limited was the company's operating subsidiary based and incorporated in the United Kingdom. This entity was liquidated during the year.

Tennyson Technologies Pty Ltd is directly controlled by Tennyson Networks Ltd. and is incorporated in Australia.

23. Employee Entitlements and Superannuation Commitments

The consolidated entity employed 45 employees as at 30 June 2003 (2002: 28 employees).

a) Employee Entitlements

The aggregate employee entitlement liability at balance date comprises:

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
- Accrued wages, salaries and oncosts	89,480	63,416	-	-
- Provisions (Current)	258,752	141,044	-	-
- Provisions (Non-Current)	31,737	27,155	-	-
	379,969	231,615	-	-

b) Employee Share and Option ownership schemes

On 31 August 2000 the Company established an Employee Share Option Plan to assist in the attraction, retention and motivation of key employees.

The total number of options that can be issued under the plan, when combined with all other shares issued by the company pursuant to this or any other employee share scheme in the previous 5 years, may not exceed 15% of the issued share capital of the company at the time that the options are issued.

The options, which are not listed, are issued free to employees and entitle the holder to subscribe for one fully paid ordinary share in the Company. Shares issued pursuant to the exercise of options will rank equally with all other ordinary shares of the Company. Options issued under the Plan are not transferable.

Directors have discretion under the plan to determine the exercise price of each option. The exercise price however may not be less than 80% of the average closing sale price of the Company's ordinary shares over the five days preceding the day on which the options are offered to employees.

The options issued under the Plan are subject to various escrow conditions over a period of three years. Any options not exercised within a period of 4 years from their date of issue will lapse. Options will also lapse upon the resignation or termination of a holder's employment - refer note 18.

c) Superannuation Commitments

The Company and its controlled entities contributed 9% of salaries to employees' personal superannuation plans. The companies do not maintain a superannuation scheme on behalf of their employees. There was $36,025 in outstanding liabilities for superannuation commitments at 30 June 2003.

24. Remuneration of Directors

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Amounts paid or payable or otherwise made available to directors of the company from the company or any related party	209,674	516,503	209,674	516,503

The number of directors of the company whose income from the company or any related party falls within the following bands	No.	No.
$10,000 - $19,999	-	2
$20,000 - $29,999	3	-
$40,000 - $49,999	-	2
$70,000 - $79,999	2	-
$180,000- $189,999	-	1
$200,000 - $209,999	-	1

25. Remuneration of Executives

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Amounts received or due and receivable from the company, entities in the consolidated entity or related parties by executive officers of the company and of controlled entities whose total remuneration exceeds $100,000 (a)	338,065	394,957	173,211	204,279

The number of executives of the consolidated entity and the company whose remuneration falls within the following bands: (b)	No.	No.	No.	No.
$160,000 - $169,999	1	-	-	-
$170,000 - $179,999	1	-	1	1
$190,000 - $199,999	-	1	-	-
$200,000 - $209,999	-	1	-	1

(a) Executive officers are those officers involved in the strategic direction and general management of the business at a company or operating level.
(b) Includes executive director of the company also disclosed within "Remuneration of Directors".

26. Auditors' Remuneration

	Consolidated		Parent	
	2003	2002	2003	2002
	$	$	$	$
(a) Amounts received or due and receivable by the Auditors for:				
Audit and review of financial reports	30,000	25,000	30,000	25,000
(b) Amounts received or due and receivable by Other Auditors - Arthur Andersen for:				
Audit and review of financial reports	-	18,150	-	18,150
Total Auditors' Remuneration	30,000	43,150	30,000	43,150

27. Segment Information

Business Segment

The consolidated entity operates within one business segment, being the telecommunications industry. As a result, disclosures in the consolidated financial statements and notes are representative of this segment.

Geographic Segment

	Consolidated	
	2003	2002
	$	$
Operating Revenue		
- Australia/New Zealand	1,803,564	2,828,753
Segment Result		
- Australia/New Zealand	(3,201,120)	(4,881,871)
Segment Assets		
- Australia/New Zealand	2,054,093	3,285,508

28. Related Party Disclosures

a) Directors:

The persons who held office as a director of Tennyson Networks Limited during the year ended 30 June 2003:

H C Parker
R W Leighton
E M Barry
R W Woss
L A Coleman (resigned 23 September 2002)

Information on the remuneration of directors is set out in Note 24.

b) Directors' holdings of shares and share options

As at 30 June 2003 directors of Tennyson Networks Limited held in aggregate 43,542,991 ordinary shares of Tennyson Networks Limited, and 2,000,000 options over 2,000,000 ordinary shares of Tennyson Networks Limited.

c) Directors' transactions in shares and share options

During the year directors of Tennyson Networks Limited acquired in aggregate 1,000,002 ordinary shares in the Company.

d) Wholly-owned group transactions

During the year, the Company advanced $1,870,626 (2002: $4,524,864) to Tennyson Technologies Pty Ltd, a controlled entity, to fund that company's telecommunications operations. The Company has not charged Tennyson Technologies Pty Ltd interest on the loan of $29,995,490 owing at 30 June 2003.

e) Transactions with directors and director-related entities

Loans from directors

During the year directors advanced $1,065,740 to Tennyson Networks Limited as unsecured loans. At balance date $915,740 remains outstanding.

Interest paid or payable to directors and director-related entities during the year amounted to $7,417 (2002: $48,941).

Other transactions - in the normal course of business and on an arm's length basis

Purchases of goods and services totalling $107,014 (2002: $137,715) were made from a director-related entity of EM Barry.

Provision of accounting, consulting and secretarial services by a director-related entity of RW Woss totalled $79,867 (2002: nil).

Amounts payable

At balance date the total amount payable to directors and director-related entities in relation to outstanding directors' remuneration, interest payable, subscription fees and the purchase of goods and services was $253,995 (2002: $76,648).

28. Related Party Disclosures [continued]

f) Ultimate Parent

Tennyson Networks Limited is the ultimate Australian parent company.

29. Contingent Liability

In the year a former executive served the company with a claim for alleged breach of contract. The company disputes this claim and will pursue a counter claim against the executive for breach of contract of employment and fiduciary duties.

30. Notes to Statement of Cash Flows

a) Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and deposits at call. Cash at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

	Consolidated		Parent	
	2003 $	2002 $	2003 $	2002 $
Cash at Bank and on Hand	84,993	383,888	313	260,310
Deposits at call	-	149,377	-	149,377
	84,993	533,265	313	409,687

b) Reconciliation of loss from operating activities after tax to cash used in operating activities

	Consolidated 2003 $	Consolidated 2002 $	Parent 2003 $	Parent 2002 $
Loss from Ordinary Activities After Related Income Tax Expense	(3,201,120)	(4,881,871)	(2,142,794)	(5,800,135)
Adjustments for non-cash income and expense items:				
Depreciation and amortisation	74,670	89,565	-	2,600
Net loss (profit) on disposal of property, plant and equipment	(45)	16,611	-	16,611
Bad debts written off	-	177,783	-	-
Net research and development costs written off	-	2,045,584	-	-
Amounts set aside to provisions/ (written back):				
stock variation	300,000	29,090	-	-
audit fees	5,000	25,000	5,000	25,000
doubtful debts	(25,000)	(291,957)	1,500,000	5,000,000
Changes in operating assets and liabilities				
(Increase) decrease in receivables	821,561	(761,744)	4,220	25,675
(Increase) decrease in other current assets	33,824	(58,498)	33,760	(33,760)
(Increase) decrease in inventory	758,211	(447,601)	-	-
(Decrease) increase in payables	(177,401)	(1,048,859)	234,806	30,966
Increase (Decrease) in provision for employee entitlements	(20,996)	19,729	-	(11,180)
(Decrease) in other provisions	-	(15,000)	-	(15,000)
Net cash used in operating activities	(1,431,296)	(5,102,168)	(365,008)	(759,223)

30. Notes to Statement of Cash Flows [continued]

(c) Acquisition of Business/Controlled Entity

On 30 June 2003, Datareach Limited acquired the net assets of the Data Services business operation from Ericsson Communications Limited based in New Zealand.

	$
Consideration Paid	
Cash Paid	848,014
Cash Deferred	123,553
	971,567
Net Assets acquired:	
Other Debtors	121,953
Inventories	805,589
Property, Plant and Equipment	832,614
Patent	1
	1,760,157
Trade Creditors and Accruals	(25,190)
Employee Entitlements	(143,286)
Sub-Total Net Assets (gross)	1,591,681
Discount on Acquisition	(620,114)
Fair Value of Net Assets acquired	971,567

31. Financial Instruments

a) Interest Rate Risk Exposure

The following table summarises interest rate risk for the consolidated entity, together with effective interest rates at balance date.

2003	Floating Interest Rate (i) $	Fixed interest rate maturing in: 1 year or less $	Over 1 to 5 years $	Non-Interest $	Total $	Average interest rate Fixed %	Floating %
Financial assets							
Cash	84,993	-	-	-	84,993	-	2.0%
Trade Debtors	-	-	-	120,141	120,141	-	-
Other debtors	-	-	-	208,953	208,953	--	
Prepayments	-	-	-	24,674	24,674	-	-
	84,993	-	-	353,768	438,761		
Financial liabilities							
Trade Creditors	-	-	-	592,186	592,186	-	-
Other Creditors	-	-	-	269,612	269,612	-	-
Amounts payable to directors and director-related entities	-	-	-	253,995	253,995	-	-
Line of Credit	56,357	-	-	-	56,357	-	10.1%
Loans from directors		915,740	-	-	915,740	11.0%	
	56,357	915,740	-	1,115,793	2,087,890		

(i) Floating interest rates represent the most recently determined rate applicable to the instrument at balance date.

2002	Floating Interest Rate (i) $	1 year or less $	Over 1 to 5 years $	Non-Interest $	Total $	Fixed %	Floating %
Financial assets							
Cash	259,471	-	-	124,417	383,888	-	2.50%
Deposits	149,377	-	-	-	149,377	-	4.36%
Trade Debtors	-	-	-	806,624	806,624	-	-
Other Debtors	-	-	-	208,620	208,620	-	-
Prepayments	-	-	-	58,498	58,498	-	-
	408,848	-	-	1,198,159	1,607,007		
Financial liabilities							
Trade Creditors	-	-	-	768,046	768,046	-	-
Other Creditors	-	-	-	299,757	299,757	-	-
Amounts payable to directors and director-related entities	-	-	-	76,648	76,648	-	-
	-	-	-	1,144,451	1,144,451		

31. Financial Instruments [continued]

b) Net fair value of financial assets and liabilities

The carrying amount of trade receivables and trade creditors approximates fair value. The carrying amount of payables approximates fair value because of their short-term to maturity.

c) Amounts receivable in foreign currencies

At year end, a total of GBP 1,722.60 (2002: GBP 5,443) was owed by trade debtors to the consolidated entity. The Australian dollar equivalent was $4,674.64. No hedging is in place for this foreign currency receivable.

d) Credit Risk Exposure

The consolidated entity's exposure to credit risk is indicated by the carrying amount of its financial assets. The major geographic concentration of credit risk arises from Australia.

32. Subsequent Events

On 17 July 2003 the Company announced a $10 million capital raising comprising an issue of 8,960,000 shares to private investors at an issue price of 2.5 cents per share, raising $224,000. In addition, the Company entered into a Subscription Agreement with Neoside Pty Ltd. Neoside has agreed to subscribe for 391,040,000 ordinary shares in the Company at 2.5 cents per share, subject to the approval of shareholders at a general meeting.

On 8 August 2003 the Company entered into a Facility Agreement with Neoside and may borrow up to $2 million in total from Neoside up to the date of the general meeting. The proceeds of the proposed share issue to Neoside will be used to retire the amount outstanding under this Facility Agreement, including accrued interest.

On 14 August 2003 the Company entered into a loan agreement with a private lender under which the lender agreed to loan the Company up to a maximum of $250,000 for the purposes of working capital. Under this loan agreement the Company is required to issue to the lender 8,333,333 unlisted options in the Company exercisable at 3 cents per option with an expiry date being 12 months after the date the options are issued and is required to seek shareholder approval for the issue of those options.

SUPPLEMENTARY FINANCIAL INFORMATION (unaudited)

TRADING PERFORMANCE OF DATAREACH BUSINESS for the six month period 1 January to 30 June 2003

During the financial year ended 30 June 2003 the consolidated entity entered into an agreement for the sale and purchase of the Data Services business of Ericsson New Zealand. This business, subsequently renamed Datareach, designs, markets and supports a range of high-speed broadband internet products for international markets.

The effective date of acquisition was 1 January 2003 and the acquisition was completed on 30 June 2003. Under Accounting Standard AASB 1024 (Consolidated Accounts) the financial results of acquired businesses and controlled entities are only included in the consolidated financial statements from the date control commences. As control of the Datareach business passed to the consolidated entity on the 30 June 2003, its financial performance for the six months ended 30 June 2003 has not been included in the consolidated financial statements.

Accordingly, set out below is the Trading Performance of the Datareach business, adjusted for associated acquisition costs not recognised in the consolidated financial statements.

	NZ$000's	A$000's
Sales Revenue	8,808	8,015
Less: Cost of Goods sold	4,689	4,267
Gross Margin	4,119	3,748
Operational Overhead	1,402	1,276
Earnings Before Interest, Tax and Acquisition Costs	**2,717**	**2,472**
Acquisition Costs		
Management fees and earn-out	1,502	1,367
Purchase price adjustment	550	501
	2,052	1,868
Interest Expense	91	83
Earnings Before tax	**574**	**521**